Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934

  Theater Xtreme Entertainment Group, Inc.
(Name of Issuer)

  Common Stock, par value $.001 per share

(Title of Class of Securities)

(CUSIP Number)

Scott Oglum
250 Corporate Boulevard
Suites E & F
Newark, Delaware 19702
(302) 455-1334

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 November 29, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Scott Oglum

2) Check the Appropriate Box if a Member of a Group
(a)_________________
(b) _________________

3) SEC Use Only

4) Source of Funds

OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7)	Sole Voting Power	3,640,000

	8)	Shared Voting Power	0

	9)	Sole Dispositive Power	3,640,000

	10)	Shared Dispositive Power	0

11) Aggregate Amount Beneficially Owned by Each Reporting Person			3,640,000

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			[ ]

13) Percent of Class Represented by Amount in Row (11)			20.44%

14) Type of Reporting Persons (See Instructions)
IN

1) Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Linda Oglum

2) Check the Appropriate Box if a Member of a Group
(a)_________________
(b) _________________

3) SEC Use Only

4) Source of Funds

OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7)	Sole Voting Power	0

	8)	Shared Voting Power	3,000,000

	9)	Sole Dispositive Power	0

	10)	Shared Dispositive Power	3,000,000

11) Aggregate Amount Beneficially Owned by Each Reporting Person			3,000,000

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			[ ]

13) Percent of Class Represented by Amount in Row (11)			16.85%

14) Type of Reporting Persons (See Instructions)
IN

Item 1.	Security and Issuer.

The securities that are the subject of this statement are common stock, par value $.001 per share, of Theater Xtreme Entertainment Group, Inc., a Florida corporation (the “Issuer”). The Issuer’s principal executive offices are located at 250 Corporate Boulevard, Suites E & F, Newark, Delaware 19702.

Item 2.	Identity and Background.

(a) This Schedule 13D/A is filed on behalf of Scott Oglum and Linda Oglum (collectively, the “Reporting Persons”).

(b) The address of the Reporting Persons is c/o Theater Xtreme Entertainment Group, Inc., 250 Corporate Boulevard, Suites E & F, Newark, Delaware 19702.

(c) Mr. Oglum is Chief Executive Officer and President and a director of the Issuer. Mrs. Oglum is not currently employed.

(d) During the past five years, neither of the Reporting Persons was convicted in a criminal proceeding.

(e) During the past five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of both Reporting Persons is the United States of America.

Item 4.  Purpose of Transaction.

On November 29, 2005, a Settlement Agreement was entered into by and among the Issuer, Mr. Oglum, Kenneth Warren and Juley Dricken whereby Mr. Oglum tendered to the Issuer for redemption 800,000 shares of the Issuer’s common stock owned by Mr. Oglum.

Item 5.  Interest in Securities of the Issuer.

Mr. Oglum owns an aggregate of 3,640,000 shares of the Issuer’s common stock, representing 20.44% of the Issuer’s outstanding common stock. Mrs. Oglum owns an aggregate of 3,000,000 shares of the Issuer’s common stock, representing 16.85% of the Issuer’s outstanding common stock. Such percentages are based on the total amount of the Issuer’s common stock outstanding on November 29, 2005. Mr. and Mrs. Oglum make independent decisions with respect to the shares beneficially owned or controlled by them individually and specifically disclaim that they are members of a group.

Mr. Oglum disclaims beneficial ownership of the 3,000,000 shares of common stock over which Mrs. Oglum has sole voting and dispositive power. Mrs. Oglum disclaims beneficial ownership of the 3,640,000 shares of common stock over which Mr. Oglum has sole voting and dispositive power.

Item 7.  Material to be Filed as Exhibits.

Settlement Agreement, dated November 29, 2005, by and among the Issuer, Scott Oglum, Kenneth Warren and Juley Dricken.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2005	/s/ Scott R. Oglum
Scott R. Oglum

Date: December 1, 2005	/s/ Linda Oglum
Linda Oglum

SETTLEMENT AND RELEASE AGREEMENT

This Settlement and Release Agreement (the “Agreement”) is entered into November 29, 2005 among Scott R. Oglum, an individual (“Mr. Oglum”), Theater Xtreme Entertainment Group, Inc. (the “Company”) and the Initial Investors identified on the signature page hereto.

WHEREAS, Mr. Oglum is the founder of Theater Xtreme, Inc. and currently serves as the Company’s President, Chief Executive Officer and Chairman;

WHEREAS, on February 11, 2005, Theater Xtreme, Inc. merged with and into BF Acquisition Group II, Inc. (the “Merger”);

WHEREAS, following the Merger, the name of the surviving entity was changed to Theater Xtreme Entertainment Group, Inc.;

WHEREAS, certain of the initial investors of Theater Xtreme, Inc. identified on the signature page hereto (the “Initial Investors”), are concerned about the number of shares issued to Mr. Oglum by Theater Xtreme, Inc. prior to the Merger, the number of shares issued in the Merger and the number of shares issued to new investors in a subsequent private placement by the Company, and the respective dilution to the holdings of such Initial Investors that has occurred as a result of such issuances;

WHEREAS, to resolve the identified concerns regarding such dilution, Mr. Oglum has agreed, pursuant to this Agreement to tender to the Company for redemption 800,000 of his shares for distribution to the Investor Relations firms identified on Schedule I attached hereto as determined by the Company without Mr. Oglum’s participation as payment for services provided to the Company by such Investor Relations firms;

In consideration of the foregoing, and in consideration of the undertakings set forth hereinafter, and intending to be legally bound, the parties agree as follows:

1.  Mr. Oglum shall within two (2) business days of the execution of this Agreement tender to the Company for redemption 800,000 shares of his common stock of the Company and shall file the necessary securities forms to reflect such tender.

2.  The Company shall within two (2) business days of the receipt of the shares from Mr. Oglum, distribute the shares to the Investor Relations firms as set forth on Schedule I attached hereto.

3.  The Initial Investors, each on their own behalf and on the behalf of their respective successors and/or assigns, hereby jointly and severally, forever release, discharge and dismiss any and all claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees and/or damages of any kind (including, without limitation, any and all claims alleging violations of federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, against Mr. Oglum or his successors or assigns, in any way based upon, arising from, relating to or involving, directly or indirectly, the transactions contemplated by this Agreement or that led to this Agreement, including without limitation the dispute reflected in the WHEREAS clauses to this Agreement.

4.  The Company, on its own behalf and on behalf of it successors and/or assigns, hereby forever releases, discharges and dismisses any and all claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees and/or damages of any kind (including, without limitation, any and all claims alleging violations of federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, against Mr. Oglum or his successors or assigns, in any way based upon, arising from, relating to or involving, directly or indirectly, the transactions contemplated by this Agreement or that led to this Agreement, including without limitation the dispute reflected in the WHEREAS clauses to this Agreement.

5.  It is agreed and understood that the execution of this Agreement and the actions contemplated hereby is not, and is not deemed to be, an admission of liability on the part of Mr. Oglum. It is expressly understood and agreed that Mr. Oglum denies liability and that the actions contemplated hereby are in full accord and satisfaction of, and in compromise of, a disputed claim and that the tender of shares for redemption is made for the purpose of terminating any potential dispute between Mr. Oglum, the Company and the Initial Investors.

6.  This Agreement constitutes the entire understanding of the parties with respect to the subject matter, and there are no other agreements or understandings, express or implied.

7.  This Agreement may be executed in counterparts which, taken together, shall constitute one document.

8.  This Agreement shall be governed by the laws of the State of Florida without regard to any conflicts of laws provisions.

9.  This Agreement is binding on the parties, their successors, heirs, assigns, related companies and affiliates.

[Signatures on Following Page]

IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first set forth above.

SCOTT OGLUM By: /s/ Scott Oglum Scott Oglum

THEATER XTREME ENTERTAINMENT GROUP, INC. By: /s/ James Vincenzo James Vincenzo Title: Chief Financial Officer

                        INITIAL INVESTORS:

KENNETH WARREN By: /s/ Kenneth Warren Kenneth Warren

JULEY DRICKEN By: /s/ Juley Dricken Juley Dricken

SCHEDULE I

DISTRIBUTION TO INVESTOR RELATIONS FIRMS

Four hundred thousand (400,000) shares of common stock to each of the following:

Nevada Capital Holdings Company
100 Springdale RD A3
Suite # 314
Cherry Hill, NJ 08003

Monmouth Holdings LLC
136 E.36th Street
Apt. 5G
New York, NY 10016